

Mail Stop 3720

February 3, 2017

Mr. Jerry Guo
Chief Executive Officer
Casa Systems, Inc.
100 Old River Road
Andover, MA 01810

      Re: Casa Systems, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted January 27, 2017
           CIK No. 0001333835

Dear Mr. Guo:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our comment 6 that you expect to continue to generate revenue from purchases by Charter Communications, Inc. It appears that as of September 2016, Charter has entered into a warrant agreement with Arris that will extend through 2023, whereby Charter will be permitted to purchase up to 6 million shares of Arris stock at a discounted price if Charter buys a certain amount of products from Arris. We note your disclosure that Arris is one of your primary competitors. In light of the existence of this agreement, which may provide Charter with incentive to purchase increasingly larger portions of your competitor's product, please consider expanding your disclosure to include the basis for your expectations that purchases from Charter will continue to generate revenue. Please also consider discussing in greater detail any developments you

anticipate with respect to your relationship with Charter, including the renewal of any long-term contracts, as well as any specific risk you foresee with regard to Charter's agreement with Arris. We note your disclosure on page 12 that your customers generally make purchases from you on a purchase-order basis rather than pursuant to long-term contracts.

Risk Factors, page 12

2. We note your response to our comment 11, as well as your risk factor on page 16 that your revenue growth will be adversely affected if you are unable to sell additional products to your existing customers. Please tell us what consideration you gave to including a separate risk factor disclosing that the timing and extent of capacity expansions by your customers leads to variability in your revenue.

You may contact Jamie Kessel, Staff Accountant at (202) 551-3727 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: David A. Westenberg, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP

        Todd M. Keebaugh, Esq.
        Casa Systems, Inc.